UNAUDITED					Jan - Dec 15	Jan - Apr 16	TOTAL
Ordinary Income/Expense							
	Expense						
		Advertising and Promotion					
			Advertising		653.78	5,561.54	6,215.32
			Design Expense		335.04	15.75	350.79
			Promotional Items		528.76	0.00	528.76
		Total Advertising and Promotion			1,517.58	5,577.29	7,094.87
		Automobile Expense					
			Gas/Fuel		1,119.43	182.86	1,302.29
			Parking & Tolls		49.47	35.20	84.67
			Automobile Expense - Other		103	0	103
		Total Automobile Expense			1,271.90	218.06	1,489.96
		Bank Service Charges			28	0.00	28.00
		Business Licenses & Fees			225.00	0	225
		Conferences & Events			459.24	0	459.24
		Contract Services			13,199.83	400.00	13,599.83
		Dues and Subscriptions			25.00	9.99	34.99
		Facility Expenses					
			Office Expenses		854.54	1,140.77	1,995.31
			Office Meals		9,748.89	3,008.82	12,757.71
			Office Supplies		2,216.25	2,716.41	4,932.66
			Rent Expense		3,690.00	18,550.00	22,240.00
		Total Facility Expenses			16,509.68	25,416.00	41,925.68
		Insurance Expense			632.46	302.97	935.43
		Payroll Expenses					
			Employer Taxes		0.00	6,276.09	6,276.09
			FSA Contributions		0	-1,400.00	-1,400.00
			Payroll Processing Fees		0.00	41.00	41.00
			Salaries & Wages		0.00	56,079.48	56,079.48
		Total Payroll Expenses			0.00	60,996.57	60,996.57
		Printing and Reproduction			325.82	163.13	488.95
		Professional Fees					
			Accounting		0.00	451.95	451.95
			Legal Services		14,651.00	514	15,165.00
		Total Professional Fees			14,651.00	965.95	15,616.95
		Recruiting Expenses					
			Relocation Expenses		10,797.89	0	10,797.89

			Total Recruiting Expenses	10,797.89	0.00	10,797.89
			Research & Development	37,330.73	4,752.29	42,083.02
			Taxes			
			County	0.00	361	361
			Franchise Fees	0.00	2,000.00	2,000.00
			Total Taxes	0.00	2,361.00	2,361.00
			Technical Expenses			
			Domain Expenses	30.34	56.88	87.22
			IT Services	0.00	83.2	83.20
			Server & Hosting	24.99	99.96	124.95
			Software Subscriptions	3,356.22	2,867.97	6,224.19
			Total Technical Expenses	3,411.55	3,108.01	6,519.56
			Telecommunication Expenses			
			Telephone	1,470.40	1,781.40	3,251.80
			Total Telecommunication Expenses	1,470.40	1,781.40	3,251.80
			Travel Expense			
			Airfare	3,890.53	0	3,890.53
			Ground Transportation	3,541.09	490.23	4,031.32
			Hotels & Lodging	830.5	0	830.5
			Per Diem	80,985.00	0.00	80,985.00
			Total Travel Expense	89,247.12	490.23	89,737.35
		Total Expense		191,103.20	106,542.89	297,646.09
	Net Ordinary Income			-191,103.20	-106,542.89	-297,646.09
	Other Income/Expense					
		Other Expense				
			Interest Expense	1,547.58	0	1,547.58
		Total Other Expense		1,547.58	0	1,547.58
	Net Other Income			-1,547.58	0	-1,547.58
Net Income				-192,650.78	-106,542.89	-299,193.67

UNAUDITED					
	12/31/2015	4/30/2016			
ASSETS					
Current Assets					
Checking/Savings					
FRB Checking (1442)	208,960.92	88,884.77			
Total Checking/Savings	208,960.92	88,884.77			
Other Current Assets					
Security Deposits	50	11,750.00			
Total Other Current Assets	50	11,750.00			
Total Current Assets	209,010.92	100,634.77			
Fixed Assets					
Accumulated Depreciation	-816.38	-1,526.82			
Computers & Equipment					
Computer Hardware	1,522.82	1,522.82			
Computer Software	5,533.98	5,533.98			
Displays & Fixtures	2,159.21	2,159.21			
Furniture and Equipment	1,000.00	1,000.00			
Total Computers & Equipment	10,216.01	10,216.01			
Total Fixed Assets	9,399.63	8,689.19			
TOTAL ASSETS	218,410.55	109,323.96			
LIABILITIES & EQUITY					
Liabilitie					
Current Liabilities					
Accounts Payable					
Accounts Payable	13,155.34	7,350.00			
Total Accounts Payable	13,155.34	7,350.00			
Other Current Liabilities					
Accrued Interest	1,547.58	1,547.58			
Unearned Revenue	0	1,861.64			
Total Other Current Liabilities	1,547.58	3,409.22			
Total Current Liabilities	14,702.92	10,759.22			
Long Term Liabilities					
SAFE Note	220,000.00	230,000.00			
Shareholder Loan					
Alexandre	27,142.00	27,142.00			
Martin	29,133.49	20,533.49			
Total Shareholder Loan	56,275.49	47,675.49			
YC Safe Note	100,000.00	100,000.00			
Total Long Term Liabilities	376,275.49	377,675.49			
Total Liabilities	390,978.41	388,434.71			
Equit					
APIC	19,994.00	19,994.00			

	Common Stock	88.92	88.92		
	Retained Earnings	0	-192,650.78		
	Net Income	-192,650.78	-106,542.89		
	Total Equity	-172,567.86	-279,110.75		
TOTAL LIABILITIES & EQUITY		218,410.55	109,323.96		

1. The financial information contained in these statements has not been subject to an audit and therefore no assurance is provided regarding the accuracy or completeness of these statements. These statements could contain material departures from GAAP. They have been prepared using management's best efforts and good faith in the accuracy of the information. No representation is made as to the sufficiency of this information for the intended purpose of the users or any other purposes. All financial information contained herein is solely the responsiblity of management.

2. No taxes have been filed or paid since inception.

3. Security Deposit represents security deposit for the office space.

4. Shareholder loan represents Research and Development and Contractor expenses paid by the founders on behalf of the company.

5. Accrued Interest represents 2.75% accrued on the balance of shareholder loans as of 12/31/15 in accordance with the IRS AFR rat

UNAUDITED			Jan - Dec 15	Jan - Apr 16
	OPERATING ACTIVITIES			
		Net Income	-191,103.20	-166,542.89
		Adjustments to reconcile Net Income		
		to net cash provided by operations:		
		Accounts Receivable	0	0
		Inventory Asset	0	0
		Prepaid Expenses	0	0
		Security Deposits	-50	-11,700.00
		Accounts Payable	13,155.34	-5,805.34
		Accrued Wages Payable	0	51,400.00
		Payroll Liabilities	0	0
		Unearned Revenue	0	979.3
	Net cash provided by Operating Activities		-177,997.86	-131,668.93
	INVESTING ACTIVITIES			
		Accumulated Depreciation	816.38	710.44
		Computers & Equipment	0	0
		Computers & Equipment:Computer H	-1,522.82	0
		Computers & Equipment:Computer S	-5,533.98	0
		Computers & Equipment:Displays & F	-2,159.21	0
		Computers & Equipment:Furniture an	-1,000.00	0
	Net cash provided by Investing Activities		-9,399.63	710.44
	FINANCING ACTIVITIES			
		SAFE Note	220,000.00	10,000.00
		Shareholder Loan	0	0
		Shareholder Loan:Alexandre	27,142.00	0
		Shareholder Loan:Martin	29,133.49	0
		YC Safe Note	100,000.00	0
		APIC	14,000.00	0
		Capital Stock	0	0
		Common Stock	6,082.92	0
		Opening Balance Equity	0.00	0.00
		Retained Earnings	0.00	0.00
	Net cash provided by Financing Activities		396,358.41	10,000.00
	Net cash increase for period		208,960.92	-120,958.49
	Cash at beginning of period		0	208,960.92
Cash at end of period			208,960.92	88,002.43

Unaudited Financials

	Prior fiscal year:	Most recent fiscal year:
Total Assets:	218,410.55	109,323.96
Cash & Cash E	208,960.92	88,884.77
Accounts Recei	0.00	0.00
Short-term Debt	14,702.92	10,759.22
Long-term Debt:	376,275.49	377,675.49
Revenues/Sal	0.00	0.00
Cost of Goods	0.00	0.00
Taxes Paid:	0	0
Net Income:	-192,650.78	-106,542.89

1. The financial information contained in these statements has not been subject to an audit and therefore no assurance is provided regarding the accuracy or completeness of these statements. These statements could contain material departures from GAAP. They have been prepared using management's best efforts and good faith in the accuracy of the information. No representation is made as to the sufficiency of this information for the intended purpose of the users or any other purposes. All financial information contained herein is solely the responsiblity of management.

2. No taxes have been filed or paid since inception.

3. Security Deposit represents security deposit for the office space.

4. Shareholder loan represents Research and Development and Contractor expenses paid by the founders on behalf of the company.

5. Accrued Interest represents 2.75% accrued on the balance of shareholder loans as of 12/31/15 in accordance with the IRS AFR rates

A crowdfunding investment involves a risk. You should not invest any funds in this offering unless you can afford to lose your entire investment

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

[1] A crowdfunding investment involves a risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.